FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated May 5, 2008

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release

Announcement of Magyar Telekom Plc. regarding dividend payment for business year 2007

Budapest – May 5, 2008 – Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider today announced that, in accordance with the resolution of Magyar Telekom Plc.’s Annual General Meeting held on April 25, 2008, the company will pay its shareholders HUF 74 gross dividend per ordinary Magyar Telekom share of HUF 100 par value (ISIN number: HU0000073507) for the business year 2007. Dividend payment will start on May 27, 2008. The record date is May 20, 2008. The last day when shares bought on the Budapest Stock Exchange will be entitled to the dividend paid for the 2007 business year is May 15, 2008.

The dividend will be transferred to shareholders’ accounts - attached to securities accounts at the account-keepers, or to another bank account specified by the shareholder to its account keeper - from May 27, 2008. The dividend can only be transferred if the account keeper sends all information in the specified form to the Central Depository and Clearing House (KELER Ltd.), acting as agent in the dividend payment of Magyar Telekom Plc.. Neither Magyar Telekom Plc. nor KELER Ltd. is not responsible for any payment delay resulting from insufficient or incomplete information provided by account keepers or resulting from the time required for data processing. If missing or corrected data is sent to KELER at a later date, then Magyar Telekom will transfer the dividend through KELER by the 5th working day of the following month.

In line with the lapse period specified in the Civil Code the dividend for 2007 can be collected for a further 5 years, starting from the first day of the dividend payment (i.e. not later than May 27, 2013).

Shareholders who hold Magyar Telekom shares in their securities accounts on May 20, 2008 will receive a dividend. We would like to take this opportunity to remind our shareholders to contact their account keeper and check that they have all the information necessary for tax settlement no later than May 20, 2008 as dividends can only be paid if this data is provided to KELER.

In case of individuals, Magyar Telekom Plc. will, through its agent (KELER Ltd.), transfer the dividend minus the deducted personal income tax to the account-keeper’s bank account, or to another bank account specified by the shareholder to its account keeper. In case of domestic private individuals, the following data is required for dividend payment: name, birth name, date and place of birth, mother’s birth name, nationality, tax ID, sex and address of the shareholder. In case of foreign private individuals, the following data is required for dividend payment: name, birth name, date and place of birth, mother’s birth name, nationality, passport number or tax ID issued by the Hungarian tax authority, sex, nationality, permanent address of the shareholder and address (place of residence) in Hungary, if the shareholder has any. Dividends paid for business year 2007 are subject to a personal income tax of 10%.

Magyar Telekom will issue a certificate stating the tax and rates deducted and will send this to its shareholders no later than January 31, 2009.

In case of legal entities, Magyar Telekom Plc. will, through its agent (KELER Ltd.), based on the specified data (in the case of Hungarian domiciled legal entities: company name, headquarters, tax ID number; in the case of foreign domiciled legal entities: company name, headquarters), transfer the dividends to the bank account specified by the shareholder’s  account keeper. In case of legal entities, no tax will be deducted from the dividends.

If a shareholder intends to receive its dividend through application of a preferred tax rate in accordance with inter-state treaties on avoidance of double taxation, such legal entity is obliged to submit to the Share Register Department of KELER Ltd. (1075 Budapest, Asbóth u. 9-11.) not later than May 20, 2008 all the documents specified in Annex 4 to the several times modified Act XCII/2003 on Taxation. We remind account-keepers that we can only accept certificates of residency issued regarding the tax year 2008 and translated by the Hungarian Office for Translation and Attestation Company (OFFI). If a

certificate of beneficial ownership is also required by the treaty, this certificate should also be translated by the OFFI. The certificate of beneficial ownership can also be issued in Hungarian. If neither certificate of residency nor a notice that documents will be presented later arrives at KELER by May 20, 2008, the dividend will be transferred after deducting 25% tax.

If a foreign domiciled legal entity has the documents specified in Annex 4 to the several times modified Act XCII/2003 and there is an inter-state treaty on avoidance of double taxation based on which a preferential tax rate can be used, but the legal entity fails to submit the documents to KELER Ltd. by May 20, 2008 and therefore receives dividend after deducting 10% tax, he may apply to the Significant Taxpayers’ Office (‘Kiemelt Adózók Igazgatósága’) of the Hungarian Tax and Financial Control Administration (‘APEH') and claim back the difference between the preferential tax rate and 10% by reference to the certificate issued by Magyar Telekom Plc. on the amount of dividend and tax deducted.

The dividend will be paid to nominees, as defined in the Capital Markets Act CXX of 2007, on the basis of the “Nominee Declaration” submitted to KELER Ltd. not later than May 20, 2008. Nominees who fail to submit the above declaration to KELER Ltd. by the above date will receive their dividends after deduction of 10% personal income tax.

We would like to remind nominees, that pursuant to Section 9 of the several times amended Act XCII of 2003 on taxation regulations, the nominee shall declare in a duly signed document issued by the last day of the calendar year when the payment is made, in Hungarian or Hungarian and English language, the name, permanent residence, registered offices, date and place of birth and nationality of the foreign persons to whom the dividend is (to be) paid and the amount of dividend (to be) paid to them in HUF. The paying entity will issue the tax certificate and perform its data supply obligation based on this declaration.

Dividend payment for the years 2002 – 2006

Magyar Telekom Plc. paid HUF 18 gross dividend for the business year 2002, HUF 70 gross dividend for the business year 2003, HUF 70 gross dividend for the business year 2004, HUF 73 gross dividend for the business year 2005 and HUF 70 gross dividend for the business year 2006.

Payment of uncollected dividends from prior years can be requested in the same way and subject to the above conditions, simultaneously with the dividend for 2007.

Private persons are subject to 25% personal income tax on income generated from dividend payment for 2005 and previous business years. Additionally, from January 1, 2008 Hungarian private individuals, as defined in Act LXXX of 1997 (Social Security Contribution Act – Tbj), pay a further 14% health contribution on income from dividends. Private persons are released from this payment obligation if the health insurance contribution paid according to Article 19 (1) of Tbj and Article 9 (2) of Act CXX of 2005 on simplified contribution to public charges, plus the health service contribution paid according to Articles 36-37 and 39 (2) of Tbj, plus the health contribution paid for income defined in Article 3 (3) of Act LXVI of 1998 (Eho) reached the upper limit of contribution payment in the given year (four hundred and fifty thousand forints) (Article 11/A (1) of Eho), or if they make a declaration that the health insurance contribution regulated in Article 3 (3) of Eho is expected to reach the upper limit of contribution payment (Article 11/A (2) of Eho) in 2008. The declaration form is available on KELER Ltd.’s website. Shareholders have to send this declaration to KELER Ltd. (1075 Budapest, Asbóth u. 9-11.). The declarations have to be delivered by the day before the last working day of each month.

Dividends paid for 2006 and following business years are subject to 10% personal income tax.

Magyar Telekom Plc. started payment of the 2002 dividend on June 3, 2003. In line with the lapse period specified in the Civil Code, the dividend for 2002 can be collected for a further 5 years, starting from the last day of the dividend payment period, i.e. not later than July 3, 2008. We would like to remind shareholders who have still not received their dividend for 2002 to contact their securities account manager and request payment of the dividend within the deadline mentioned.

Please call Magyar Telekom’s toll free number +36 80 38 38 38 or contact the office of KELER Ltd. (1075 Budapest, Asbóth u. 9-11)

if you have questions on any aspect of the dividend payment.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2006 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
M&A Execution and Investor Relations

Date: May 5, 2008